Filed by Grubhub Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grubhub Inc.

Commission File No.: 001-36389

GRUB Employee Email

From: Matt Maloney, CEO

Subject: A New Chapter for Grubhub

Team,

I know this note reaches you all at a time of great uncertainty. In addition to a pandemic that has disrupted our lives and impacted our friends and family, our country is struggling with widespread frustration, anger and sadness based on recent events that have reminded us, yet again, that we have a long way to go before our country achieves racial equality. As you know, Grubhub is committed to supporting you and doing our part to help you and our broader community, including our diners, restaurants and drivers through this incredibly challenging time.

However, this email is to communicate something different – an important decision made by the board today and with my recommendation. After 20 years of building this industry from the ground up in the U.S., today we begin a new chapter for Grubhub.

We have signed a definitive agreement with European industry leader Just Eat Takeaway.com in an all-stock merger to create the largest global online ordering/delivery company in the world (outside of China). Together, we will connect more than 360,000 restaurants to over 70 million active diners in 25 countries. You can read the press release here, and I encourage you to join our town hall meeting at 4:30 p.m. CT where I will share my excitement with you and explain why this is such a compelling fit. I firmly believe that this action sets us up to continue our aggressive growth and leadership in the United States…and now abroad. A calendar invite will be sent shortly and please submit your questions for the town hall using this form.

Grubhub and Seamless were founded nearly two decades ago with a vision for connecting restaurants and diners, but we could never have imagined that we would so fundamentally change the way America eats. Like many other entrepreneurs, we started modestly – restaurant by restaurant in our Chicago neighborhood. Today, we connect nearly 24 million active diners with nearly 300,000 restaurants, sending over half a million orders and more than $25 million a day to local restaurants. The last few months, in particular, have shown us how vital we are to the country, and I am proud of how you have all stepped up to the challenges of COVID-19.

Grubhub, together with Seamless, is the pioneer in online takeout, and our marketplace has been front and center for more than 20 years during each step of the industry’s evolution. Throughout our journey, we’ve navigated hurdles and celebrated wins – always striving to do right by our restaurant partners, drivers and diners.

We’ve acquired and merged with other companies in our space over the years, and have long said consolidation helps ensure that we are well equipped to support the restaurants, drivers, diners and communities that we serve. Just Eat Takeaway.com (JET) is a lot like us – they are not purely a delivery company – they connect restaurants and hungry diners. They are the only other company outside of China that knows how to make money in this business, and they have #1 positions in 17 countries. So, the decision to join with JET was easy – we saw an opportunity to join forces to create the largest and one of the few profitable online ordering players in the world.

In our press release, we explicitly state that we intend to run U.S. operations at break even for years while we compete as aggressively as we need to win. While our business was profitable and well suited to continue serving restaurants and diners as a standalone company – merging with JET gives significantly more financial strength and flexibility that will be critical in our continued mission to be the #1 ordering platform in North America (with JET’s Canadian business “SkipTheDishes” aka Skip). This is the ultimate realization of my dream for Grubhub, and I could not be more excited.

Moving the Ball Forward

Let me give you all some background on Just Eat Takeaway.com and why this is such a great fit.

Headquartered in Amsterdam, JET operates in more than 20 countries. It is the leading online food ordering marketplace in the U.K., Germany, the Netherlands, Canada and Israel, and has a strong presence in Australia and throughout continental Europe. Although JET’s roots are in Europe, their business will sound very familiar to all of us. JET is a founder-led marketplace business with an ambitious appetite for growth that has evolved into a hybrid model that prioritizes a two-sided marketplace, comprising restaurant partners and diners.

JET and its team members have created a community that champions both customers and restaurants and, like Grubhub, JET is passionate about supporting and empowering its teams to do what’s best for its restaurant partners, drivers, diners and the communities they serve. To this end, JET invests significantly in talent across its business, and continually offers numerous development — and potentially global, opportunities to all employees.

Together, we will create the clear global industry leader.

Grubhub and JET are a logical fit – this combination will further solidify our leadership position in North America, while expanding JET’s global reach. Importantly, JET intends to build on its international success by leveraging our strong foundation in the U.S. market, as well as our talented team, innovative technology, and reputation for operational excellence. As a result, we expect Grubhub to run just as it is running today, with no anticipated job cuts, but with added benefits and new enhancements. Adam and I will continue to lead our U.S. business, as well as Skip. So for all of you, the transition to this new chapter should be smooth, but very exciting.

By uniting our complementary business models, geographic footprints and market expertise, we will be in an even better position to support our restaurant partners, drivers, diners and communities. This has been, and will continue to be, one of our most important priorities.

We are already the innovators in our industry, and this will only accelerate as we join with JET. As a part of a larger, global company, Grubhub will have more flexibility to invest for the future – such as in technology, marketing and delivery. We believe restaurant partners will benefit from enhanced speed and order accuracy, as well as superior logistics and support. We anticipate that drivers will experience additional partnering opportunities. And, we also expect that diners will see faster delivery times and even more accurate ETAs.

I’ve known Jitse Groen, JET’s CEO, since 2007 and have long admired his team as fellow industry trailblazers. Through this process, it’s become increasingly clear that Jitse and his JET team are very excited about investing in and growing Grubhub. As the market for online ordering continues to grow, JET believes our team has the talent and experience to help capture new opportunities and take Grubhub to the next level.

Next Steps

In the coming months, we will be working closely with Just Eat Takeaway.com to determine how to best take advantage of our complementary strengths. Of note, the new company will be headquartered in Amsterdam, with North American headquarters in Chicago.

There is a lot to be excited about, but please keep in mind that today’s announcement is just the first step toward bringing our companies together. There are a number of approvals, including regulatory and shareholder approvals, that are required and customary conditions that we have to satisfy over the coming months before the transaction can be completed. Please understand that the SEC has very strict rules about “soliciting” votes to approve transactions such as ours. Any communications about the deal (including tweets, re-tweets of articles, blogs, and Facebook posts) can be viewed as a solicitation, so please do not post commentary about this transaction on your social media accounts or within public company channels such as Slack.

Until the transaction is completed, which we expect to happen in Q1 2021, Grubhub and JET will continue to operate as separate, independent companies and it will remain business as usual at Grubhub. Do not reach out to JET’s employees or coordinate any business efforts with them. It is important that we remain focused on what matters: supporting our restaurant partners, drivers, diners and communities.

We know you have questions, and while we won’t have all the answers today, we are committed to sharing everything we can with you during our town hall. In the meantime, an FAQ to help address some of your immediate questions can be found here.

Finally, I want to thank you for your hard work and unwavering focus during these unprecedented times. It’s amazing to see how far we’ve come in the last two decades, and I believe the best is still ahead. Grubhub’s work to connect hungry diners with great, local restaurants has never been more urgent. Let’s keep up the great work.

Matt

Forward Looking Statements

This communication contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger on a timely basis or at all, including the risk that regulatory approvals required for the proposed merger are not obtained on a timely basis or at all or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the proposed merger; the ability to obtain approval by Grubhub stockholders and Just Eat Takeaway.com shareholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.corporate.takeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.corporate.takeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.corporate.takeaway.com.

Participants in the Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s proxy statement dated April 9, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com. Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2019 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.corporate.takeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.